Exhibit 99.7

AFFILIATE LOCK-UP AGREEMENT

February 10, 2025

Re:	Securities Purchase Agreement, dated as of February 10, 2025, between Ostin Technology Group Co., Ltd., a Cayman Islands exempted company (the “Company”) and the purchasers signatory thereto (the “Purchasers”)

Ladies and Gentlemen:

Defined terms not otherwise defined in this letter agreement (the “Letter Agreement”) shall have the meanings set forth in the Securities Purchase Agreement (the “Purchase Agreement”), dated as of February 10, 2025. Pursuant to Section 2.2(a) of the Purchase Agreement and in satisfaction of a condition of the Company’s obligations under the Purchase Agreement, the undersigned irrevocably agrees with the Company that, from the date hereof until twenty (20) months following the Closing Date (such period, the “Restriction Period”), the undersigned will not offer, sell, contract to sell, lend, hypothecate, gift, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise, by the undersigned or any Affiliate of the undersigned or any person in privity with the undersigned or any Affiliate of the undersigned), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any Class A ordinary Shares, par value $0.001 per share (the “Class A Ordinary Shares”), or Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares’, together with Class A Ordinary Shares, the “Ordinary Shares”) of the Company, beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.

During the Restriction Period, the undersigned shall retain all rights of ownership in the Ordinary Shares, including, without limitation, voting rights and the right to receive any dividends that may be declared in respect thereof.

The Company is hereby authorized and required to disclose the existence of this Agreement to its transfer agent. The Company and its transfer agent are hereby authorized and required to decline to make any transfer of the Securities if such transfer would constitute a violation or breach of this Agreement.

For the avoidance of doubt, nothing in this Letter Agreement prohibits the undersigned from exercising any options to purchase Securities granted under equity incentive plans described in the SEC Reports (which exercises may be effected on a “net exercise” basis) and selling in the open market (a) such number of Securities as are necessary to cover the exercise price payable from such exercise of options (to the extent not exercised on a “net exercise” basis) and/or any individual tax obligations resulting from such exercise of options and/or (b) if the undersigned is an officer of the Company whose employment with the Company has been terminated or who has given notice of termination for any reason during the Restriction Period, all of the Ordinary Shares received upon such exercise of options; provided, however, that (i) any remaining Securities issued upon any such exercise and after giving effect to sales permitted by clause (a) and/or (b) will be subject to the restrictions of this Letter Agreement and (ii) to the extent applicable, no public announcement of or filing with respect to such exercise of options shall be voluntarily made by the undersigned or the Company and any public announcement of or filing with respect such exercise that is required to be made by the Company or the undersigned shall, as applicable, note that any such sale permitted by clause (a) related solely to the sale of such number of Securities as were necessary to cover the exercise price and/or any individual tax obligations resulting from such exercise of options, and that any such sale permitted by clause (b) related solely to the sale of Ordinary Shares received upon the exercise of options by such officer in connection with such officer’s termination of employment.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to the Purchasers to complete the transactions contemplated by the Purchase Agreement and the Purchasers shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Purchase Agreement.

This Letter Agreement may not be amended or otherwise modified in any respect except as set forth in the Purchase Agreement. This Letter Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this Letter Agreement does not intend to create any relationship between the undersigned and the Purchasers, but that each of the Purchasers under the Purchase Agreement is a third-party beneficiary of this Letter Agreement.

This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Company.

*** SIGNATURE PAGE FOLLOWS***

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature of the Authorized Signatory

Tao Ling

Print Name of the Authorized Signatory

Director and Sole Shareholder

Position in Company, if any

SHYD Investment Management Limited

Print Name of the Undersigned Lock-Up Party

Address for Notice:

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature of the Authorized Signatory

Xiaohong Yin

Print Name of the Authorized Signatory

Director and Sole Shareholder

Position in Company, if any

JQZY Investment Management Limited

Print Name of the Undersigned Lock-Up Party

Address for Notice:

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

Ostin Technology Group Co., Ltd.

By:
Name:	Tao Ling
Title:	Co-CEO

By:
Name:	Lai Kui Sen
Title:	Co-CEO

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